SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 14)*

Conmed Healthcare Management, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

John Pappajohn

c/o Equity Dynamics Inc.

666 Walnut Street, Suite 2116

Des Moines, IA 50309

(515) 244-2346

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS John Pappajohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See instructions) IN

This Amendment No. 14 amends and supplements the Schedule 13D filed by John Pappajohn (as amended and supplemented, the “Statement”) with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is 7250 Parkway Dr., Suite 400, Hanover, MD 21076.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

As a result of the expiration of the tender offer by Correct Care Solutions, LLC (“Parent”) for the Common Stock of the Company on August 27, 2012, the acceptance for payment of all shares of Common Stock that were validly tendered and not validly withdrawn on August 28, 2012 and the subsequent merger of Hanover Merger Sub, Inc., a wholly-owned subsidiary Parent, with and into the Company on August 29, 2012 (the “Transaction”), the Reporting Person ceased to beneficially own 5% or more of the Common Stock of the Company, and accordingly, this Amendment No. 14 constitutes an exit filing.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As a result of the Transaction, the Reporting Person no longer beneficially owns any shares of Common Stock.

(b) As a result of the Transaction, the Reporting Person no longer has any voting or dispositive power over any shares of Common Stock.

(c) The Reporting Person has not engaged in any transactions during the past 60 days in any shares of Common Stock, except as described in the Statement.

(d) Not applicable.

(e) The Reporting Person ceased to be a beneficial owner of any shares of Common Stock as of August 29, 2012.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: August 29, 2012

/s/ John Pappajohn

John Pappajohn